EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(In thousands, except ratios)	2014	2013
	(unaudited)
Earnings:
Net income	61,397	39,996
Add:
Provision for income taxes	33,312	21,676
Fixed charges	61,393	52,562
Less:
Capitalized interest	(10,391)	(6,899)
Earnings as adjusted (A)	145,711	107,335
Fixed charges:
Interest expense	50,848	45,440
Capitalized interest	10,391	6,899
Interest factors of rents (1)	154	223
Fixed charges as adjusted (B)	61,393	52,562
Ratio of earnings to fixed charges ((A) divided by (B))	2.37	2.04

(1)         Estimated to be 1/3 of rent expense.